BAKER & McKENZIE

貝克・麥堅時律師事務所

[redacted]

06018152

RECEIVED

2006 NOV -6 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

November 2, 2006

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 31, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
NOV 08 2006
THOMSON
FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated October 31, 2006:

1. Announcement of Proposal for the Issue of Bonds Convertible into New A Shares, released on November 2, 2006, in English and in Chinese; and

2. Announcement of Major and Connected Transaction Relating to the Proposed Acquisition of the Vessels and Proposed Issue of Convertible Bonds and Continuing Connected Transactions Relating to the New Services Agreement and Resumption of Trading of Shares, released on November 2, 2006, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

PROPOSAL FOR THE ISSUE OF BONDS CONVERTIBLE INTO NEW A SHARES OF THE COMPANY

Issue of Convertible Bonds

The Board is pleased to announce the conditional proposal for the Company to issue Convertible Bonds in principal amount of RMB 2 billion Yuan (approximately HK$ 1.94 billion) convertible into new A Shares. The initial conversion price of the A Shares which may fall to be issued upon conversion of the Convertible Bonds will be the higher of the arithmetic mean of the closing prices of the A Shares for the 20 trading days immediately before the issue of the relevant offering memorandum and the weighted average trading price of the A shares on the trading day immediately preceding the issue of the aforesaid memorandum, with an upward margin of 10% to 20% and rounded up to cents. The Convertible Bonds are proposed to be in the form of RMB denominated convertible bonds. The issue of the Convertible Bonds is conditional upon, among other things, the completion of Vessel Acquisitions. An application is expected to be made to have the Convertible Bonds listed on the Shanghai Stock Exchange. The Bond issue is underwritten by a syndicate led by China International Capital Corporation Limited.

Offer of Convertible Bonds to be made in the PRC only

The Convertible Bonds are expected to be offered to natural persons, legal persons, securities investment funds and other investors who have complied with the relevant laws and regulations and who are holders of securities accounts opened at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (save for those prohibited by PRC laws and regulations). Existing shareholders of A Shares will be entitled to subscribe for the Convertible Bonds pro rata their shareholdings of A Shares and in priority to others who are not shareholders. There will be a public offering of the Convertible Bonds in the PRC only. No offering document will be issued or circulated in Hong Kong or to any member of the public in Hong Kong.

Use of proceeds

The purpose of the issue of the Convertible Bonds is to enable the Company to fund *the proposed* Vessel Acquisitions. Further funds required for the Vessel Acquisitions will be financed by bank loans and/or general working capital. In case the Convertible Bonds are not issued or the Bond Issue has not been completed at the time when the Company is required *to make payments* for the Vessel Acquisitions, the Company will meet such payments through bank loans and/or general working capital.

EGM and Class Meetings

The Company proposes to convene the EGM, a class meeting for shareholders of H shares and a class meeting for shareholders of A shares separately and expected to be no later than 31 December 2006 and, if thought fit, approve the Bond Issue. Notices convening the EGM and the respective class meetings will given to the H shareholders and A shareholders of the Company separately.

PROPOSED BOND ISSUE

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce its conditional proposal to issue Convertible Bonds ("**Bond Issue**") in principal amount of RMB 2 billion Yuan (approximately HK$1.94 billion) ("**Convertible Bonds**") convertible into new A shares of RMB1.0 Yuan each ("**A Shares**") of the Company. The initial conversion price of the A Shares which may fall to be issued upon conversion of the Convertible Bonds will be the higher of the arithmetic mean of the closing prices of the A Shares for the 20 trading days immediately before the issue of the relevant offering memorandum and the weighted average trading price of the A shares on the trading day immediately preceding the issue of the aforesaid memorandum, with an upward margin of 10% to 20% and rounded up to cents. The Convertible Bonds are proposed to be in the form of RMB denominated convertible bonds. The Bond issue is underwritten by a syndicate led by China International Capital Corporation Limited.

OFFER OF CONVERTIBLE BONDS TO BE MADE IN THE PRC ONLY

The Convertible Bonds are expected to be offered to natural persons, legal persons, securities investment funds and other investors who have complied with the relevant laws and regulations, who are holders of securities accounts opened at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (save for those prohibited by the Peoples Republic of China ("PRC") laws and regulations). Existing shareholders of A Shares will be entitled to subscribe for the Convertible Bonds pro rata their shareholdings of A Shares and in priority to others who are not shareholders. There will be a public offering of the Convertible Bonds in the PRC only. No offering document will be issued or circulated in Hong Kong or to any member of the public in Hong Kong. The proposed issue of the Convertible Bonds ("**Bond Issue**") is conditional upon, amongst other things, (i) completion of the acquisition of the assets in the 42 vessels (the "**Vessel Acquisitions**"), further details of which are set out in the announcement of the Company dated 1 November 2006;(ii) the obtaining of approval of the shareholders of the Company at the extraordinary general meeting ("**EGM**") and the respective class meetings of H shareholders and A shareholders of the Company which is expected to be convened no later than 31 December 2006; and (iii) the obtaining of the relevant approvals from the China Securities and Regulatory Commission ("**CSRC**").

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE PROPOSED BOND ISSUE

The current proposed principal terms and conditions of the Bond Issue are summarized as follows (such terms and conditions will have to be approved by CSRC and be finalised in the relevant offering memorandum):

Total issuing amount:	RMB 2 billion Yuan (approximately HK$1.94 billion)
Bond maturity:	5 years
Issue price:	According to the face value of the Convertible Bonds which will be issued in integral principal amounts of RMB100 Yuan (approximately HK$97.09) with 10 Convertible Bonds with an aggregate principal amount of RMB1,000 Yuan (approximately HK$970.87) *forming one board lot*
Coupon rate:	The range of interest rates is preliminarily estimated to be between 1.30% to 2.70% per annum, with the upper limit being subject to any adjustment of the bank deposit interest rate of the People's Bank of China. The actual interest rate will be determined by the Board as authorized by the shareholders of the Company in a general meeting after consultation with the sponsor (lead underwriter) and in accordance with state policies, market conditions and the requirements of the Company.
Interest and principal repayment (prior to conversion or redemption):	The interest will be paid annually. The principal (prior to conversion or redemption) will be repaid at 105% of the face value of the Convertible Bonds (inclusive of the last installment of interest), after the fifth anniversary of the issue of the Convertible Bonds in accordance with the repayment procedure set out in the relevant offering memorandum.
Conversion price:	The initial conversion price of the Convertible Bonds will be the higher of the arithmetic mean of the closing prices of the A Shares for the 20 trading days immediately before the issue of the relevant offering memorandum and the weighted average trading price of the A shares on the trading day immediately preceding the issue of the aforesaid memorandum, with an additional upward margin of 10% to 20% and rounded up to cents. Conversion price will be subject to adjustment in the event of bonus issues of shares, conversion of common reserve into share capital, issue or placing of new shares and other events which would have an impact on the capital structure of or shareholders' interests in the Company. During the conversion period of the Convertible Bonds, in the event that the closing prices of the A Shares for at least 20 trading days out of any 30 consecutive trading days are lower than 85% of the then conversion price, the Board is entitled to propose a special resolution to the shareholders of the Company in a general meeting for a downward adjustment of the conversion price. The adjusted conversion price shall not be lower than the higher of the arithmetic mean of the closing prices of the A Shares for the 20 trading days immediately before the meeting of the shareholders of the Company held to consider and approve the said conversion price adjustment and the weighted average trading price of the A Shares on the trading day immediately preceding the aforesaid general meeting.
Conversion mechanism	Applications to convert to A Shares may be made by the holders of the Convertible Bonds at any time during the conversion period in accordance with the conditions set out in the relevant offering memorandum at the conversion price then effective during the conversion period where processing of the conversion applications are not suspended. Holders of the Convertible Bonds may convert all or part of the Convertible Bonds.
Conversion period	At any time from and including the day immediately after the expiry of the six months period commencing from the completion of issue of the Convertible Bonds, up to and including the fifth anniversary of the issue of the Convertible Bonds
Redemption on maturity	The Company shall redeem all outstanding Convertible Bonds on maturity at 105% of the nominal value of the Convertible Bonds (inclusive of accrued interest)
Redemption at the option of the Company	During the conversion period of the Convertible Bonds, in the event that the closing price of the A Shares in any 20 consecutive trading days shall be equal to or higher than 130% of the then conversion price, the Company shall be entitled to redeem all or part of the Convertible Bonds then outstanding, immediately following the expiry of the aforementioned 20 consecutive trading days period, in accordance with the specified redemption procedure, at 103% of the nominal value of the Convertible Bonds (inclusive of accrued interest).
Redemption at the option of the holders of the Convertible Bonds	During the conversion period of the Convertible Bonds, in the event that the closing prices of the A Shares in any 30 consecutive trading days shall be lower than 75% of the then conversion price, the holders of the Convertible Bonds may require the Company to redeem all or part of the Convertible Bonds held by them at 105% of the nominal values of the Convertible Bonds (inclusive of accrued interest). If the shareholders of the Company approve a change in the use of proceeds from the issue of the Convertible Bonds or CSRC deems that there has been a material change in the use of the same proceeds, the holders of the Convertible Bonds may require the Company to redeem all or part of the Convertible Bonds held by them at 103% of the nominal values of the Convertible Bonds (inclusive of accrued interest).
Target subscribers:	Natural persons, legal persons, securities investment funds and other investors who have complied with the relevant laws and regulations, who are holders of securities accounts opened at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (save for those *prohibited by* PRC laws and regulations).
Listing of bonds:	An application is expected to be made to the Shanghai Stock Exchange for the listing of the Convertible Bonds on the Shanghai Stock Exchange

The timing of the Bond Issue will be determined by the Board after careful consideration and taking into account the prevailing market conditions and all other relevant factors at the time. The actual terms and conditions of the Convertible Bonds will be determined by the Board prior to the Bond Issue. The details of the terms and conditions of the Convertible Bonds which will be published in Shanghai Securities News and China Securities Journal on 2 November 2006 are for indicative purpose only and may or may not be altered.

PROPOSED USE OF PROCEEDS

The purpose of the issue of the Convertible Bonds is to enable the Company to fund the proposed Vessel Acquisitions. Further funds required for the Vessel Acquisitions will be financed by bank loans and/or general working capital. In case the Convertible Bonds are not issued or the Bond Issue has not been completed at the time when the Company is required to make payments for the Vessel Acquisitions, the Company will meet such payments through bank loans and/or general working capital.

REASONS FOR THE BOND ISSUE

The Board has carefully considered different financing options for the funding requirements of the Company. It believes that the Bond Issue is the most appropriate option for the Company for the following reasons:

(a) the Bond Issue would allow the Company to take advantage of the current favorable low interest rate environment, thereby lowering the Company's overall funding cost and improving the capital structure;

(b) the Bond Issue, as a convertible bond issue, would generally allow the Company to pay a lower interest coupon payment than for a straight bond issue; and

(c) the Bond Issue would not lead to any immediate dilution of the Company's basic earnings per share which would arise in the case of a new issue of A Shares.

IMPACT OF THE BOND ISSUE ON CAPITAL STRUCTURE OF THE COMPANY

Upon conversion of the Convertible Bonds, there would be an increase in the number of A Shares held by the public. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Convertible Bonds. The exact size of the above increase in number of A Shares will depend upon the final terms of the Convertible Bonds, including, amongst other terms, the conversion price at which the Convertible Bonds will be converted into A Shares. It is currently contemplated that the initial conversion price will be determined with reference to a premium over the higher of the average closing price of A Shares for a certain period of trading days immediately prior to the issue of the relevant offering memorandum and the weighted average price of the A shares on the trading day immediately preceding the issue of the aforesaid memorandum. The final terms of the Convertible Bonds are expected to be determined only after the completion of a roadshow and agreed between the underwriting syndicate and the Company.

There is no minimum floor conversion price. For illustrative purposes only, assuming full conversion of the Convertible Bonds and that the conversion price equals to RMB9.22 Yuan (being the average closing price of the A Shares for the last 5 trading days ending on 31 October 2006 before the suspension of trading in the shares on 1 November 2006, with an upward margin of 10%), the percentage of shareholding of the existing shareholders of the Company are follows:

	Percentage of shareholding immediately before conversion in full of the Convertible Bonds	Number of Shares immediately before conversion in full of the Convertible Bonds ('000)	Percentage of shareholding immediately after conversion in full of the Convertible Bonds	Number of Shares immediately after conversion in full of the Convertible Bonds ('000)
China Shipping*	47.46%	1,578,500	48.90%	1,732,621
A Shares (public)	13.57%	451,500	14.52%	514,298
H shares (public)	38.97%	1,296,000	36.58%	1,296,000
Public	52.54%	1,747,500	51.1%	1,810,298
	100%	3,326,000	100%	3,542,919

* China Shipping currently holds 47.46% of domestic shares of the Company which are subject to an undertaking not to transfer such shares until and including 29 December 2008. As the Convertible Bonds are being offered on a pro rata basis to existing shareholders of "A" Shares in priority to other eligible persons, this percentage of shareholding immediately after conversion in full of the Convertible Bonds assumes that China Shipping will take up its priority right to subscribe for its pro rata share of the Convertible Bonds. China Shipping has not made a decision whether or not to subscribe for the Convertible Bonds and if it does not, its percentage shareholdings immediately after conversion in full of the Convertible Bonds will be approximately 44.55% and that of the holders of A Shares will be approximately 18.87%.

The Directors do not currently expect that the Bond Issue will adversely affect the minimum number of shares of the Company and H Shares which are, under the Listing Rules, required to be held by members of the public. If there is such adverse effect, the Company intends to adopt necessary measures to meet the relevant requirement. Upon full conversion of the Convertible Bonds, there will not, by reason only of such conversion, result in any change in control of the Company. If there is such adverse effect, the Company intends to adopt necessary measures to meet such requirement. Further announcements will be made once the terms and conditions of the Convertible Bonds are determined and the relevant offering memorandum is issued.

Any new A Shares to be issued upon conversion of the Convertible Bonds will rank pari passu with, and within the same class as the A Shares in issue on the relevant conversion date in all respects, save in respect of entitlement to dividends and other distributions which will depend on, inter alia, the *conversion* date(s) for the Convertible Bonds.

EGM AND CLASS MEETINGS

Under the Company Law of the PRC and the Company's articles of association, the Bond Issue is subject to the approval of the shareholders of the Company. It is proposed that a special resolution for the approval of the Bond Issue and amendments to the articles of association of the Company primarily as a result of the proposed Bond Issue to take into account new A shares to be issued upon conversion will be put to the shareholders of the Company for their consideration at the EGM and the respective class meetings of the holders of A shares and H Shares. In relation to the Bond Issue, the relevant resolutions can be categorised into (a) approval of the use of proceeds of the Bond Issue and (b) the terms of the Convertible Bond. China Shipping (Group) Company, the controlling shareholder of the Company, is obliged to abstain from voting on the resolutions on the use of proceeds. If that resolution is not passed, the Bond Issue will not proceed. Save for the aforesaid, China Shipping (Group) Company may vote on the resolution approving the terms of the Bond Issue. The notice of the EGM and the respective class meetings will be given to the holders of the Company's H shares and A shares separately.

Upon approval of the Bond Issue at the EGM and the respective class meetings, the issue of the Convertible Bond will still be subject to the approval of CSRC. The timing of the Bond Issue shall be subject to the approval of CSRC, as well as the bond market conditions in the PRC. Further announcement will be made by the Company when the CSRC's approval has been obtained and the maturity period and the coupon rate of the Convertible Bonds have been fixed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules as well as pursuant to the Rule 13.52(1) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has made an announcement similar to this announcement at the Shanghai Stock Exchange.

By the order of the Board of
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

1 November 2006
Shanghai
The People's Republic of China

Note: Unless otherwise specified, the conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB1.03.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

A54 香港經濟日報 2 NOV 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

發行可轉換為本公司新A股的債券的方案

可轉債發行

董事會欣然宣佈，有關本公司發行本金額人民幣20億元(約19.4億港元)可轉換為新A股的可轉債的有條件方案。於可轉債轉股後可能發行的A股的初步轉股價格，將為於緊接有關提呈發售備忘錄刊發前20個交易日A股收盤價的算術平均數，或緊接上述備忘錄刊發前的交易日A股的加權平均買賣價(以較高者為準)上浮10%至20%，並調整至分。可轉債是建議以人民幣為面值的可轉債。可轉債須待(當中包括)船舶收購事項完成後方可發行。預期將申請可轉債於上海證券交易所上市。債券發行由中國國際金融有限公司為首的銀團承銷。

可轉債僅於中國提呈發售

預期可轉債將向已遵照有關法律及法規並為中國證券登記結算有限責任公司上海分公司開立的證券賬戶的持有人的自然人、法人、證券投資基金及其他投資者(受中國法律及法規禁止者除外)提呈發售。現有A股股東將獲較非股東的其他人士優先按彼等的A股持股比例認購可轉債的權利。可轉債只會於中國公開提呈發售。發售文件將不會於香港或向香港公眾人士刊發或傳閱。

所得款項用途

發行可轉債旨在讓本公司可為建議船舶收購事項撥資。船舶收購事項所需的其他資金將由銀行貸款及／或一般營運資金撥付。當本公司須支付船舶收購事項的款項時，假如並無發行可轉債或債券發行尚未完成，則本公司將透過銀行貸款及／或一般營運資金支付有關付款。

臨時股東大會及類別股東大會

本公司擬分別召開臨時股東大會、H股類別股東大會及A股類別股東大會(預期不遲於二零零六年十二月三十一日召開)並酌情批准債券發行。召開臨時股東大會及有關類別股東大會的通告將分別寄發予H股股東及A股股東。

建議債券發行

中海發展股份有限公司(「本公司」)董事(「董事」)會(「董事會」)欣然宣佈，有關本公司發行本金額人民幣20億元(約19.4億港元)可轉換為本公司每股面值人民幣1.0元的新A股(「A股」)的可轉換公司債券(「可轉債」)(「債券發行」)的有條件方案。於可轉債轉股後可能發行的A股的初步轉股價格，將為於緊接有關提呈發售備忘錄刊發前20個交易日A股收盤價的算術平均數，或緊接上述備忘錄刊發前的交易日A股的加權平均買賣價(以較高者為準)上浮10%至20%，並調整至分。可轉債是建議以人民幣為面值的可轉債。債券發行由中國國際金融有限公司為首的銀團承銷。

可轉債僅於中國提呈發售

預期可轉債將向已遵照有關法律及法規並為中國證券登記結算有限責任公司上海分公司開立的證券賬戶的持有人的自然人、法人、證券投資基金及其他投資者(受中華人民共和國(「中國」)法律及法規禁止者除外)提呈發售。現有A股股東將獲較非股東的其他人士優先按彼等的A股持股比例認購可轉債的權利。可轉債只會於中國公開提呈發售。發售文件將不會於香港或向香港公眾人士刊發或傳閱。建議可轉債發行(「債券發行」)將須待(其中包括)(i)收購42艘船舶的資產(「船舶收購事項」)完成，詳情載於本公司於二零零六年十一月一日刊發的公佈；(ii)在本公司臨時股東大會(「臨時股東大會」)、H股類別股東大會及A股類別股東大會(預期不遲於二零零六年十二月三十一日召開)取得本公司股東的批准；及(iii)取得中國證券監督管理委員會(「中國證監會」)的有關批文。

建議債券發行的主要條款及條件概要

債券發行的現時建議主要條款及條件概述如下(有關條款及條件須經中國證監會批准並於有關提呈發售備忘錄內確定)：

發行總額：	人民幣20億元(約19.4億港元)
債券年期：	五年
發行價格：	根據可轉債的面值以人民幣100元(約97.09港元)的整數本金額發行，一手買賣單位由10份可轉債組成，本金總額人民幣1,000元(約970.87港元)
息票率：	初步估計年息率介乎1.30厘至2.70厘(上限須按中國人民銀行的銀行存款利率調整而更改)。董事會將根據本公司股東於股東大會上給予的授權，在諮詢保薦人(主承銷商)後，根據既定政策、市況及本公司的具體情況釐定實際息率。
償還利息及本金(在任何轉股或贖回前)：	利息將會每年支付。於發行可轉債滿五週年後，本金(在轉股或贖回前)將按可轉債面值的105%，連同最後一期利息按照有關提呈發售備忘錄所載的還款程序一併償還。
轉股價格：	可轉債的初步轉股價格，將為於緊接有關提呈發售備忘錄刊發前20個交易日A股收盤價的算術平均數，或緊接上述備忘錄刊發前的交易日A股的加權平均買賣價(以較高者為準)上浮10%至20%，並調整至分。 當本公司因送紅股、公積金轉增股本、增發新股、配售新股及其他使本公司的資本結構或股東權益發生變化的事件，則轉股價格可以調整。

在本次可轉債轉股期限內，當本公司A股在任何連續30個交易日中至少20個交易日的收盤價低於當期轉股價格的85%時，董事會有權於股東大會上就向下修正轉股價格，向本公司股東提呈特別決議案，修正轉股價格不得低於緊接本公司為省覽及批准上述轉股價格修正而舉行的股東大會前20個交易日A股收盤價的算術平均數，或緊接上述股東大會舉行前的交易日A股的加權平均買賣價(以較高者為準)。

轉股機制： 於轉股申請過程並無被暫停的轉股期限內，可轉債持有人可於轉股期限內隨時根據有關提呈發售備忘錄所載的條件，申請按當時的轉股價格轉換為A股。可轉債持有人可轉換所有或部分可轉債。

轉股期限： 緊隨可轉債發行完成起計六個月後，直至可轉債發行首日起滿五年的當日(含該日)隨時轉股。

到期贖回： 本公司須於到期時以可轉債面值的105%(連同應計利息)贖回所有尚未行使的可轉債

本公司選擇贖回： 於可轉債的轉股期限內，若A股連續20個交易日的收盤價相等於或高於當期轉股價格的130%，則本公司有權在緊隨上述連續20個交易日屆滿後，按照指定的贖回程序贖回全部或部分當時未贖回的可轉債，贖回價格為可轉債面值的103%(連同應計利息)。

可轉債持有人選擇贖回： 於可轉債的轉股期內，如果本公司A股連續30個交易日的收盤價低於當期轉股價格的75%，可轉債持有人有權要求本公司按可轉債面值105%(連同應計利息)贖回在其持有的全部或部分可轉債。

倘本公司股東批准對發行可轉債的所得款項用途作出變更，或中國證監會認為該所得款項的用途有重大改變，則可轉債持有人可要求本公司按可轉債面值103%(連同應計利息)贖回其持有的全部或部分可轉債。

目標認購人： 遵照有關法律及法規並為中國證券登記結算有限責任公司上海分公司開立的證券賬戶的持有人的自然人、法人、證券投資基金及其他投資者(受中國法律及法規禁止者除外)。

債券上市： 預期本公司將就可轉債於上海證券交易所上市向上海證券交易所提出申請。

董事會將於審慎考慮及考慮到當時市況及所有其他有關因素後，釐定債券發行的時間。董事會將於債券發行前釐定可轉債的實際條款及條件。本公司將於二零零六年十一月二日在上海證券報及中國證券報刊發可轉債條款及條件詳情，僅供參考，可能或未必會作出修訂。

所得款項的建議用途

發行可轉債旨在讓本公司可為建議船舶收購事項撥資。船舶收購事項所需的其他資金將由銀行貸款及／或一般營運資金撥付。當本公司須支付船舶收購事項的款項時，假如並無發行可轉債或債券發行尚未完成，則本公司將透過銀行貸款及／或一般營運資金支付有關付款。

債券發行的原因

董事會已審慎考慮不同融資方案解決本公司的資金需要。董事會相信，債券發行為對本公司最有利的方案，原因如下：

(a) 債券發行讓本公司從目前低息率環境獲益，從而降低本公司的整體融資成本，以及改善資本結構；

(b) 以發行可轉債的形式進行債券發行，一般可讓本公司支付較純粹進行債券發行所支付的利息少；及

(c) 債券發行不會導致本公司的每股基本盈利被即時攤薄，而新發行A股則會發生該情形。

債券發行對本公司資本結構的影響

於可轉債轉股後，公眾人士所持A股數目將會增加。股東於本公司的股權將因行使附於可轉債的轉股權利而被攤薄。所增加的A股確實數目，將視乎可轉債的最終條款，其中包括轉換可轉債為A股的轉股價格而定。目前預計的初步轉股價格，將經參考緊接有關提呈發售備忘錄發出前若干交易日期間A股平均收盤價或緊接上述備忘錄刊發前的交易日A股的加權平均價格(以較高者為準)上浮某比率而釐定。可轉債的最終條款預期只可於進行路演及包銷團與本公司協定後方可予釐定。

概無最低轉股價格。為說明目的，假設可轉債獲悉數轉換，而轉股價格為人民幣9.22元(即股份於二零零六年十一月一日暫停買賣前截至二零零六年十月三十一日止最近五個交易日A股的平均收盤價上浮10%)，則本公司現有股東的持股百分比如下：

	緊接可轉債悉數轉股前的持股百分比	緊接可轉債悉數轉股前的股數(千股)	緊隨可轉債悉數轉股後的持股百分比	緊隨可轉債悉數轉股後的股數(千股)
中海集團*	47.46%	1,578,500	48.90%	1,732,621
A股(公眾人士)	13.57%	451,500	14.52%	514,298
H股(公眾人士)	38.97%	1,296,000	36.58%	1,296,000
公眾人士	52.54%	1,747,500	51.1%	1,810,298
	100%	3,326,000	100%	3,542,919

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

- 中海集團目前持有本公司內資股的47.46%，該等股份須受於二零零八年十二月二十九日(包括該日)前不可轉讓有關股份的承諾限制，由於現有「A」股股東較其他合資格人士優先按比例認購可轉債，故此緊隨可轉債悉數轉股後的持股百分比假設中海集團將接納其優先權，認購其按比例應佔的可轉債。中海集團尚未決定會否認購可轉債，倘其不認購，緊隨可轉債悉數轉股後，其持股比例將約為44.55%，而A股持有人之持股比例將約為18.87%。

董事目前預期，債券發行不會對上市規則規定須由公眾人士持有的本公司股份及H股的最低數目造成不利影響。倘有不利影響，本公司將採取所須措施以符合有關規定。可轉債悉數轉股後，本公司控制權不會純粹因有關轉股而出現任何變動。倘有不利影響，本公司將採取所須措施以符合有關規定。一旦釐定可轉債的條款及條件及發出有關提呈發售備忘錄後，本公司將發表進一步公佈。

於可轉債轉股時將予發行的任何新A股，將在各方面與於有關轉股日期已發行的A股享有同等的權利及屬相同類別，但不包括可享有股息及其他分派的權利。該等權利將視乎(其中包括)可轉債的轉股日期而定。

臨時股東大會及類別股東大會

根據中國公司法及本公司的公司章程，債券發行須獲得本公司股東批准，方可實行。現建議於臨時股東大會、A股及H股類別股東大會向本公司股東提呈批准債券發行及主要因建議債券發行而修訂本公司章程以計入轉股後將予發行的新A股的特別決議案，以供省覽。就債券發行而言，有關決議案可分為(a)批准債券發行的所得款項用途及(b)可轉債條款。本公司控股股東中國海運(集團)總公司須就有關所得款項用途的決議案放棄投票。倘該決議案不獲通過，債券發行將不會繼續進行。除上文所述者外，中國海運(集團)總公司可就批准債券發行條款的決議案投票。本公司將分別向本公司的H股及A股股東寄發臨時股東大會及有關類別股東大會之通告。

待債券發行於臨時股東大會及有關類別股東大會獲通過後，發行可轉債仍須獲得中國證監會批准，方可實行。債券發行的時間須視乎中國證監會的批准，以及中國的債券市場市況而定。本公司將於獲得中國證監會批准，並已釐定可轉債的到期日及息票率後，發表進一步公佈。

本公佈乃遵照上市規則第13.09(2)條的同步公佈資料規定及根據上市規則第13.52(1)條而刊發。本公司A股股份於上海證券交易所上市，並已於上海證券交易所刊發與本公佈類似的公佈。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

二零零六年十一月一日

中華人民共和國　上海

附註：　除非另有所指，人民幣是按1.00港元兌人民幣1.03元折算為港元。

於刊發本公佈日期，本公司董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生及王珽和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE VESSELS AND PROPOSED ISSUE OF CONVERTIBLE BONDS AND CONTINUING CONNECTED TRANSACTIONS RELATING TO THE NEW SERVICES AGREEMENT AND RESUMPTION OF TRADING OF SHARES

Financial Adviser to China Shipping Development Company Limited

CICC

China International Capital Corporation (Hong Kong) Limited

Independent Financial Adviser to the Independent Board Committee

evolution WATTERSON SECURITIES

Evolution Watterson Securities Limited

SUMMARY

The Acquisition

On 31 October 2006, the Company entered into the Acquisition Agreement with China Shipping to acquire the assets in the Vessels for a consideration of RMB2.47 billion (approximately HK$2.40 billion). These Vessels comprise 32 PRC-registered and 10 foreign-registered dry bulk cargo carriers of China Shipping. The Acquisition is conditional upon the satisfaction of certain condition precedents and other terms referred to below. Upon completion of the Acquisition, the Company would add a fleet of 42 dry bulk cargo carriers of approximately 1.4 million dwt in aggregate to their existing fleet of 79 bulk carriers.

For the purpose of financing the Acquisition, the Company has decided to proceed with the Bond Issue, which is expected to be completed within 12 months of the Effective Date. The Convertible Bonds are expected to be offered to natural persons, legal persons, securities investment funds and other investors who have complied with the relevant laws and regulations and who are holders of securities accounts opened at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (save for those prohibited by PRC laws and regulations), and the existing shareholders of A shares will be entitled to a priority right to subscribe for the Convertible Bonds, by virtue of and in proportion to their A Shareholdings. The net proceeds from the Bond Issue will be applied towards the financing of the Acquisition and any shortfall will be financed by bank loans and/or general working capital. In case the Convertible Bonds are not issued or the Bond Issue has not been completed at the time when the Company is required to make payments for the Acquisition, the Company will meet such payments through bank loans and/or general working capital.

New Services Agreement

On 31 October 2006, the Company also entered into the New Services Agreement with China Shipping pursuant to which China Shipping Group agreed to provide to the Group certain Agreed Supplies for the ongoing operations for all vessels owned by the Group and which, upon completion of the Acquisition, would include the Vessels. The fees for the Agreed Supplies payable to China Shipping were determined with reference to, depending on applicability and availability, any one of the State Price, market price or cost.

General

The Acquisition constitutes a major transaction of the Company under the Hong Kong Listing Rules. Since China Shipping is the controlling shareholder of the Company, the Transactions also constitute connected transactions for the Company under the Hong Kong Listing Rules and are subject to the approval of the Independent Shareholders at the EGM. The Bond Issue will also be subject to the approval of the Shareholders at the EGM and the H Shareholders and A Shareholders at separate H and A share class meetings, respectively, to be held on the same date as the EGM. Please refer to the Company's announcement on the same date giving further details on the Bond Issue.

Suspension and resumption of trading of Shares

Trading in the H Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 1 November 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the H shares with effect from 9:30 a.m. on 2 November 2006.

As completion of the Acquisition is subject to the fulfillment of the conditions set out in the Acquisition Agreement, the Acquisition may or may not proceed. Such conditions include, but are not limited to, the approval from the Independent Shareholders being granted and the approval by the SASAC. There is no assurance that all such conditions will be fulfilled. Accordingly, Shareholders and potential investors should exercise caution when dealing in the Shares.

1. ACQUISITION AGREEMENT

Background Information

On 27 May 1998, the Company entered into the Vessel Management Agreements with Guangzhou Maritime and Dalian Shipping for the management of various dry bulk cargo vessels to avoid competition between the Group and the China Shipping Group. On 30 July 2004 and 22 June 2004, the Company entered into two supplemental agreements with Guangzhou Maritime and Dalian Shipping, respectively. Pursuant to these agreements, the Company was granted a purchase option, exercisable at any time prior to the expiration of the term of the Vessel Management Agreements, to acquire any of the cargo vessels subject to the Vessel Management Agreements.

The expiration date of the terms of the Vessel Management Agreements is 31 December 2006. However, it is a term of the Acquisition Agreement that the Vessel Management Agreements will be terminated as soon as possible and in any event, the Vessel Management Agreements in respect of the corresponding Vessels will terminate no later than the date when such corresponding Vessels are delivered to the Company pursuant to the Acquisition Agreement.

On 9 October 2006 the Company issued a clarification announcement concerning its intention to expand its fleet. In furtherance to such announcement, on 31 October 2006, the Company elected to exercise the purchase option under the Vessel Management Agreements to acquire the relevant dry bulk cargo carriers as well as other dry bulk cargo carriers and as a result, the parties entered into the Acquisition Agreement, details of which are set out below.

Major terms of the Acquisition Agreement

Date: 31 October 2006

Parties:
- Seller: China Shipping, a PRC state-owned enterprise and the controlling shareholder of the Company. The China Shipping Group (including one company listed on the Shanghai Stock Exchange and one company listed on the Stock Exchange) is a large shipping conglomerate that operates in different regions of the world.
- Purchaser: The Company

Assets to be purchased:
(a) 32 PRC-registered dry bulk cargo carriers of approximately 972,351 dwt in aggregate; and
(b) 10 foreign-registered dry bulk cargo carriers of approximately 433,555 dwt in aggregate.

Consideration: RMB2.47 billion (approximately HK$2.40 billion, which was determined by reference to the appraised value of the Vessels as at 30 June 2006, as assessed by the PRC Domestic Valuer, an independent valuer recognized by the SASAC. The consideration is subject to possible adjustments according to the result of the approval by the SASAC. In the event the adjustment of the consideration does not exceed two per cent (2%) (inclusive) of the consideration, the final consideration shall be adjusted accordingly. If the adjustment of the consideration exceeds two per cent (2%) of the consideration, the final consideration shall be further negotiated by both parties.

The Directors are of the view that such consideration, which was determined after arm's length negotiation, is fair and reasonable so far as the Company and the Shareholders are concerned.

Payment terms: The consideration will be payable in two installments: the first installment of RMB741 million (approximately HK$719.42 million, being 30% of the total consideration, will be due and payable on within 5 Business Days from the Effective Date and the second installment of RMB1.729 billion (approximately HK$1.679 billion), being the remaining 70% of the total consideration, together with accrued interest thereon from the Effective Date until the date of payment based on prevailing lending rates of commercial banks in the PRC, will be due and payable within 1 year from the Effective Date. The exact amount of the two installments will be subject to possible adjustments according to the result of the approval of the Valuation Report by the SASAC as referred to above.

Conditions Precedent: The effectiveness of the Acquisition Agreement is conditional upon the following conditions being satisfied:
(a) the signing of the Acquisition Agreement;
(b) the approval of the transactions under the Acquisition Agreement by the Board and the Independent Shareholders at the EGM; and
(c) the approval by the SASAC.

None of the condition precedents above can be waived. As of the date of this announcement, the Acquisition Agreement has been signed and approved by the Board. The Acquisition Agreement will not be subject to the approval of the Shanghai Stock Exchange and is not conditional upon the Bond Issue.

FINANCIAL INFORMATION RELATING TO THE VESSELS

For the two financial years ended 31 December 2005, the unaudited net profit before tax and extraordinary items attributable to the Vessels were RMB716,700,000 (approximately HK$695,825,000) and RMB872,117,000 (approximately HK$846,716,000) respectively. Applying a hypothetical tax rate of 15%, the unaudited profit after tax and extraordinary items attributable to the Vessels were RMB609,195,000 (approximately HK$591,451,000) and RMB741,299,000 (approximately HK$791,708,000) respectively.

Note: Various different tax rates applied to the profit attributable to the Vessels. For illustrative purpose, a hypothetical tax rate of 15% was applied to the profits attributable to the Vessels, which tax rate would have been applicable if the Vessels were acquired by the Company during the relevant period. The hypothetical tax rate of 15% used in calculation of the profit after tax attributable to the Vessels has been determined based on the Company's tax rate, which is 15%.

Pursuant to the Listing Rules of the Shanghai Stock Exchange, the Company is required to disclose the following financial information relating to the Vessels prepared under the relevant accounting principles and financial regulations applicable to the PRC enterprises ("PRC GAAP") in the form of a public announcement in the PRC. A full set of the accountants' report relating to the Vessels prepared in accordance with accounting policies which are in compliance with accounting principles generally accepted in Hong Kong ("HK GAAP") for the years ended 31 December 2003, 2004 and 2005 and the periods ended 30 June 2005 and 30 June 2006 will be included in the circular to be issued by the Company to the Shareholders. Shareholders should note that there may be differences between the financial information relating to the Vessels prepared under PRC GAAP as presented in this announcement and the financial information relating to the Vessels prepared under HK GAAP to be presented in the circular to be issued by the Company to the Shareholders.

Shareholders and potential investors are advised to exercise caution when dealing in the H Shares of the Company in reliance on the information set out herein.

Based on the review report no. HZKZ(2006)No.2189 issued by BDO Shanghai Zhonghua Certified Public Accountants on 10 August 2006, the combined income statement in respect of the Vessels for 2003, 2004, 2005, the period between January and June 2005 and the period between January and June 2006 are as follows:

Unit: RMB'000

	Year 2003	Year 2004	Year 2005	From January to June 2005	From January to June 2006
1. Income from principal operations	1,123,339.58	1,551,462.84	1,828,427.03	977,340.32	876,412.69
Less: Operating cost	780,238.33	843,206.60	959,028.02	453,144.00	552,440.92
Business tax and surcharge	24,113.18	32,474.06	40,114.04	19,603.44	21,346.74
2. Profit from principal operations	318,968.07	675,782.20	829,284.97	504,592.88	302,625.03
Plus: Profit from other operations	2,835.28	2,767.87	2,717.06	1,330.81	—
Less: Finance cost	7,494.99	3,128.25	1,391.49	1,408.29	—
3. Operating Profit	314,308.35	675,421.83	830,610.53	504,515.39	302,625.03

DETAILS OF THE VESSELS

The tables below set out the vessel name, dwt and year of construction of the dry bulk cargo carriers forming the Acquisition:

1. 32 PRC-registered dry bulk cargo carriers

Name of Vessel	Dwt (Tonnes)	Year of construction
(1) Da Luo Shan (大羅山)	63,980	1976
(2) Wan Shou Shan (萬壽山)	39,837	1989
(3) Dong Ping Shan (東平山)	39,837	1990
(4) Bi Hua Shan (碧華山)	39,837	1989
(5) Yi Meng Shan (沂蒙山)	39,837	1990
(6) Hua Rong Shan (華容山)	39,837	1989
(7) Da Ming Shan (大明山)	39,840	1989
(8) Fei Feng Shan (飛鳳山)	40,015	1997
(9) Zi Yun Shan (紫雲山)	33,663	1978
(10) Ba Da Ling (八達嶺)	20,333	1985
(11) Yu Long Shan (玉龍山)	64,446	1980
(12) Kun Lun Shan (崑崙山)	56,233	1976
(13) Dan Xia Shan (丹霞山)	31,354	1976
(14) Fei Xia Shan (飛霞山)	30,801	1975
(15) Xue Feng Ling (雪峰嶺)	29,566	1977
(16) Mo Xing Ling (摩星嶺)	20,333	1985
(17) Jin Pan Ling (金盤嶺)	18,886	1978
(18) Hong Qi 120 (紅旗120)	18,886	1979
(19) Hong Qi 123 (紅旗123)	18,886	1978
(20) Hong Qi 124 (紅旗124)	18,886	1979
(21) Hong Qi 200 (紅旗200)	18,886	1980
(22) Hong Qi 201 (紅旗201)	19,131	1981
(23) Hong Qi 202 (紅旗202)	18,886	1980
(24) Hong Qi 203 (紅旗203)	18,886	1980
(25) Hong Qi 204 (紅旗204)	19,131	1981
(26) Ding Hu Shan (鼎湖山)	39,000	1985
(27) Da Yu Shan (大禹山)	38,313	1977
(28) Bao Wang (寶旺)	20,410	1992
(29) Bei Ji Xing (北極星)	27,526	1986
(30) Jin Hui (金暉)	15,563	1994
(31) Jin Cang (金滄)	15,563	1995
(32) Jin Xi (金溪)	15,563	1993

2. 10 foreign-registered dry bulk cargo carriers

Name of Vessel	Dwt (Tonnes)	Year of construction
(1) Glory Mountain ([illegible])	39,840	1991
(2) Silver Yang ([illegible])	63,800	1983
(3) Peach Mountain ([illegible])	40,015	1996
(4) Silver Shing ([illegible])	40,181	1996
(5) Silver Zhang ([illegible])	39,840	1990
(6) Silver Ying ([illegible])	40,181	1996
(7) Silver Mei ([illegible])	68,676	1989
(8) Bao Xing ([illegible])	20,309	1990
(9) Silver Bin ([illegible])	39,000	1986
(10) Silver Sen ([illegible])	41,454	1982

ASSET VALUATION RELATING TO THE VESSELS

On 28 September 2006, the PRC Domestic Valuer issued the Valuation Report in respect of the dry bulk vessels which the Company intended to acquire. Pursuant to the Valuation Report, as at 30 June 2006, the original book value of the Vessels was RMB2,672,622,158.45 (approximately HK$2,594,779,000), and net book value was RMB450,846,641.18 (approximately HK$437,715,000). By applying the cost method, the net appraised value was RMB2,172,126,000 (approximately HK$2,108,860,000), representing an appreciation of 381.79%. By applying the market value method, the net appraised value was RMB2,462,054,000 (approximately HK$2,390,344,000), representing an appreciation of 446.10%. Given the Acquisition is a transaction of second-hand vessels, by reference to market prices of second-hand vessels, the fair value obtained was RMB2,462,054,000.00 (approximately HK$2,390,344,000), which is the final value arrived at in the Valuation Report.

By reference to the Valuation Report, the parties negotiated on a commercial basis and agreed that the consideration payable by the Company to China Shipping under the Acquisition Agreement will be RMB2,470,000,000 (approximately HK$2,398,058,000). Both parties further agreed that the consideration under the Acquisition Agreement will be subject to possible adjustments as a result of the approval from the SASAC. In the event the adjustment of the consideration does not exceed two per cent (2%) (inclusive) of the consideration, the final consideration shall be adjusted accordingly. If the adjustment of the consideration exceeds two per cent (2%) of the consideration, the final consideration shall be further negotiated by both parties.

REASONS FOR, AND BENEFITS OF, THE ACQUISITION

The Directors are of the view that the Acquisition would enhance the development of the dry bulk cargo transportation business of the Company, and therefore would be in the interests of the Company and the Shareholders as a whole for the following reasons:

1. The Company's leading position in the domestic shipping market will be strengthened. Following the Acquisition, the Group will own 121 dry bulk cargo carriers aggregating approximately 4.55 million dwt, representing an increase of 42 vessels aggregating approximately 1.4 million dwt comparing to the Company's current dry bulk cargo carrier fleet.

2. The Company's international coverage in terms of its dry bulk transportation business will be diversified. The Group's dry bulk cargo transportation business currently focuses on coastal transportation, with domestic transportation and international transportation businesses accounting for approximately 77% and 23% of the Group's revenue of dry bulk business in 2005 respectively. Based on the Group's revenue of dry bulk business in 2005, should the Acquisition be approved and the Vessels acquired, the Company's domestic transportation and international transportation businesses will account for approximately 73% and 27% of the Group's revenue of dry bulk business. China Shipping Group has a more balanced regional distribution of its dry bulk cargo transportation business, with its domestic transportation and international transportation businesses accounting for 63% and 37% of its revenue of dry bulk cargo business in 2005 respectively. Following the Acquisition, the Company will have a significantly larger dry bulk cargo fleet with an expanded international operation. The Acquisition will enable the Company to expand its international dry bulk transportation operations and improve its business portfolio.

3. The financial results of China Shipping Group's domestic dry bulk business will be consolidated and the management incentives will be enhanced. The Company currently receives a fee in respect of its management of the domestic dry bulk cargo transportation business of China Shipping Group pursuant to the Vessel Management Agreements. The management fee, which is calculated by reference to the dwt of the dry bulk cargo carriers to be acquired, amounts to only a certain portion of the profits generated by the carriers. Following the Acquisition, the Company would be able to consolidate the financial performance of the dry bulk cargo transportation business being managed under the Vessel Management Agreements. As such, the management incentive can be enhanced and the value of the Company's management team can be better reflected.

4. The Directors believe that the Acquisition will strengthen the capital base of its dry bulk cargo transportation business and will enhance the subsequent financing capacity of such business in the debt and capital markets. With a consolidated dry bulk fleet, the Company is expected to be in a better position to expand its oil transportation and dry bulk cargo transportation business in the future.

The Directors therefore are of the view that the Acquisition is therefore favorable to, and in the interests of, the Company and the Shareholders as a whole.

2. BOND ISSUE

The Board is pleased to present a proposal to the shareholders for the Bond Issue in the PRC in an amount of RMB2 billion (approximately HK$1,941,747,573). The net proceeds from the Bond Issue will be applied towards the financing of the Acquisition and any shortfall will be financed by bank loans and/or general working capital. In case the Convertible Bonds are not issued or the Bond Issue has not been completed at the time when the Company is required to make payments for fund the Acquisition, the Company will meet such payments through bank loans and/or general working capital.

The Convertible Bonds are expected to be issued to natural persons, legal persons, securities investment funds and other investors who have complied with the relevant laws and regulations and who are holders of securities accounts opened at the Shanghai Branch of China Securities Depositary and Clearing Corporation Limited (save for those prohibited by PRC laws and regulations), and the existing shareholders of A shares will be entitled to a priority right to subscribe for the Convertible Bonds, by virtue of and in proportion to their A Shareholdings. There will be a public offering of the Convertible Bonds in the PRC only. No offering document in respect of the Bond Issue will be issued or circulated in Hong Kong or to any member of the public in Hong Kong.

The Convertible Bonds will have a term of five years commencing from the date of issuance. The Convertible Bonds will be in denominations of RMB100 each and will be issued at par value in registered form without coupons attached.

The Convertible Bonds will constitute direct and unsecured obligations of the Company, and will at all times rank pari passu among themselves. Application will be made to the Shanghai Stock Exchange for the listing of and permission to deal in the new A Shares to be issued upon conversion (if any) of the Convertible Bonds.

There will be separate class meetings for holders of H shares and A shares approving the Bond Issue as per the requirements of Listing Rule 19A.38. However, the Transactions will be approved by an EGM and will not be approved by way of separate class meetings as the Transactions relate to all shareholders of the Company as a whole and do not only affect the rights of any particular class of shareholders. In relation to the Bond Issue, the relevant resolutions can be categorised into (a) approval of the use of proceeds of the Bond Issue and (b) the terms of the Convertible Bond. China Shipping, the controlling shareholder of the Company, is obliged to abstain from voting on the resolutions on the use of proceeds. If that resolution is not passed, the Bond Issue will not proceed. Save for the aforesaid, China Shipping may vote on the resolution approving the terms of the Bond Issue. No other shareholders will need to abstain from voting at the EGM for approving the Bond Issue.

Further details on the Bond Issue are set out in the Company's announcement on the same date and will also be set out in a circular to be despatched to the Shareholders as soon as practicable. The proposed Bond Issue will be subject to (i) the approval of the transactions contemplated in the Acquisition Agreement at the EGM; (ii) the approval of the Shareholders at the EGM and the approval of the H Shareholders and A Shareholders at their respective class meetings to be held on the same date as the EGM; and (iii) the obtaining of the relevant approvals from the CSRC.

3. NEW SERVICES AGREEMENT

Background Information

Pursuant to the Services Agreement, China Shipping (or other members of the China Shipping Group) had agreed to provide the necessary supporting shipping materials and services for the on-going operations of the oil transportation business and dry bulk cargo transportation business including dry-docking and repairs services, supplies of lubricating oil, fresh water supplies, raw materials, bunker oil, as well as other services for a term of ten (10) years which commenced in 2001. The Stock Exchange has granted a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of these continuing connected transactions for a period of three financial years up to 31 December 2006.

Subject to the conditions of the New Services Agreement having been fulfilled (or waived, as the case may be), the New Services Agreement will be effective as from 1 January 2007 and will supersede the Services Agreement. The New Services Agreement ensures the continuity of the established and long-term business relationship between China Shipping Group and the Group.

Major terms of the New Services Agreement

Date:	31 October 2006	
Parties:	Party A:	China Shipping
	Party B:	The Company

Shipping materials and services provided:

The Company has entered into the New Services Agreement with China Shipping pursuant to which China Shipping Group agreed to provide to the Group certain Agreed Supplies for the ongoing operations for all vessels owned or bareboat chartered by the Group and which, upon completion of the Acquisition, would include the Vessels.

The Agreed Supplies, to be provided for the vessels owned or bareboat chartered by the Group, include:

1. supply of lubricating oil, fresh water supplies, raw materials, bunker oil, mechanical and electrical engineering, ship stores and repairs and maintenance services for life boats;
2. whitewashing and water treatment for vessels;
3. installation, repairs and maintenance of telecommunication and navigational services;
4. dry docking, repairs and improvements
5. hiring of sea crew;
6. accommodation, lodging and transportation for employees;
7. medical services (for existing employees);
8. miscellaneous management services,
9. agency commissions; and
10. service fees on sale and purchase of vessels, accessories and other equipment.

Fees for the supply of shipping materials and services:

The fee for the Agreed Supplies will be determined by reference to the State Price. If a State Price is not available for any of the Agreed Supplies referred to above, reference will be made to its market price. Where there is no market price, a price based on the actual book cost incurred by the China Shipping Group for providing the Agreed Supplies will be referred to.

Annual Cap:

The aggregate fee in any financial year for the Agreed Supplies will depend on the quantity of the Agreed Supplies provided to the Group. Pursuant to the New Services Agreement, the annual cap for the Agreed Supplies will be as follows:

Year ending 31 December	Assuming that the Acquisition is not completed	Assuming that the Acquisitions completed by 31 December 2006
2007	RMB3,237,900,000 (approximately HK$3,143,592,000)	RMB4,090,000,000 (approximately HK$3,970,874,000)
2008	RMB4,048,900,000 (approximately HK$3,930,971,000)	RMB4,942,000,000 (approximately HK$4,798,058,000)
2009	RMB4,576,900,000 (approximately HK$4,443,592,000)	RMB5,589,000,000 (approximately HK$5,426,214,000)

These annual caps have been determined based on the actual amounts paid by the Group to the China Shipping Group in the last three financial years ended 31 December 2005, actual payments for the six months ended 30 June 2006, management's estimates of fleet operational costs over the next three years ending 31 December 2009 and management's estimates of State Prices and other relevant market developments. The increment of the annual caps for the three years have been determined based on the estimated increase in shipping capacity (as a result of the delivery of vessels already commissioned for construction as well as historical expansion trends of the Company) and the estimated increase in revenue as a result of the increase in shipping capacity. The shipping capacities for the three years ended 31 December 2009 is estimated to be approximately 8,990,000 dwt, 10,110,000 dwt and 13,260,000 dwt respectively.

For the two years ended 31 December 2005 and the six months ended 30 June 2006, the amount spent on the Agreed Supplies were RMB1,513,999,000 (approximately HK$1,469,901,000), RMB2,208,771,000 (approximately HK$2,144,438,000) and RMB1,103,156,000 (approximately HK$1,071,025,000) respectively. Pursuant to the terms of the Services Agreement, the average annual caps for the Agreed Supplies are based on the actual revenue generated by the Company during the relevant year. For the two years ended 31 December 2005 and the six months ended 30 June 2006, the annual caps for the first two years and the cap for the six months ended 30 June 2006 based on financial figures as of 30 June 2006 of the Company are approximately RMB2,184,685,000 (approximately HK$2,121,053,000), RMB2,879,750,000 (approximately HK$2,795,874,000) and RMB1,552,390,000 (approximately HK$1,507,175,000) respectively.

Term:

The New Services Agreement is for a term of 3 years, starting from 1 January 2007 and ending on 31 December 2009.

Condition:

The New Services Agreement is conditional upon approval of the Independent Shareholders at the EGM. However, the New Services Agreement is not conditional upon completion of the Bond Issue and/or the Acquisition Agreement. As mentioned above, the annual caps proposed for approval by Independent Shareholders would increase if the Acquisition is completed.

Effective date:

The New Services Agreement will take effect from 1 January 2007, upon which the Services Agreement between the Company and China Shipping will be terminated.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE NEW SERVICES AGREEMENT

The New Services Agreement is essential to the operation of the shipping businesses of the Group as it will provide the necessary supporting services and shipping supplies to all the vessels owned by the Group and, if the Acquisition is completed, including the Vessels. In general, material terms and conditions for the provision of the Agreed Supplies under the New Services Agreement, including the pricing structure, items of services and services standards, are consistent with those under the Services Agreement.

The terms of and consideration payable under the New Services Agreement have been arrived at after arm's length negotiation and are based on normal commercial terms.

The Directors (other than the Independent Directors who will defer their recommendation to Independent Shareholders until they have received the recommendation of the Independent financial Adviser referred to below) consider its terms to be fair and reasonable so far as the Independent Shareholders are concerned and to be in the interests of the Company.

4. MAJOR TRANSACTION AND CONNECTED TRANSACTION

The Acquisition constitutes a major transaction for the Company under Rule 14.06(3) of the Hong Kong Listing Rules. As at the date of this announcement, China Shipping is presently beneficially interested in 1,578,500,000 Domestic shares, representing approximately 47.46 per cent. of the existing issued share capital of the Company and is therefore its controlling shareholder. As such, China Shipping is a connected person of the Company within the meaning of the Hong Kong Listing Rules and the Transactions constitute connected transactions for the Company for the purpose of the Hong Kong Listing Rules and are subject to the approval of the Independent Shareholders at the EGM. China Shipping, the controlling shareholder of the Company, and its associates, will abstain from voting at the EGM.

The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the Transactions are fair and reasonable and whether the Transactions are in the interests of the Company and its shareholders as a whole. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders.

A circular in accordance with the requirements of the Hong Kong Listing Rules will be despatched to the H Shareholders of the Company as soon as practicable containing, among other things, (1) details of the Acquisition Agreement, the New Services Agreement and the Bond Issue; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of the EGM and the H share class meeting.

5. INFORMATION ABOUT THE COMPANY AND CHINA SHIPPING

The business scope of the Company includes coastal, ocean and Yangtze River Cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business scope of China Shipping includes import and export business, trading, coastal and ocean cargo transportation, dry bulk cargo transportation, supply of food for vessels, management of docks and other services in relation to the above.

6. SUSPENSION AND RESUMPTION OF TRADING OF SHARES

Trading in the H Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 1 November 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the H shares with effect from 9:30 a.m. on 2 November 2006.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"A Shares"	PRC-listed Domestic Shares in the share capital of the Company, with a par value of RMB1.00 each, which are subscribed for and traded in RMB and listed on the Shanghai Stock Exchange
"Acquisition"	the acquisition of the assets in the Vessels pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement on the transfer of assets in the Vessels dated 31 October 2006 between the Company and China Shipping
"Agreed Supplies"	the necessary supporting shipping materials and services to be provided to the Company pursuant to the New Services Agreement
"associate(s)"	has the meaning ascribed thereto in the Hong Kong Listing Rules
"Board"	the board of Directors
"Bond Issue"	the proposed issue of the Convertible Bonds
"Company"	China Shipping Development Company Limited ([illegible]), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares have been listed on the Main Board since 1994 and whose A Shares have been listed on the Shanghai Stock Exchange since 2002
"China Shipping"	[illegible] (China Shipping (Group) Company*), a PRC state-owned enterprise and the controlling shareholder of the Company, currently holding 47.46% of the registered capital of the Company
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Convertible Bonds"	RMB2 billion (approximately HK$1.94 billion) of bonds convertible into new A shares of nominal value of RMB1.00 each of the Company
"CSRC"	[illegible] (China Securities Regulatory Commission)
"Dalian Shipping"	[illegible] (Dalian Shipping (Group) Company*), a wholly-owned subsidiary of China Shipping
"Director(s)"	the director(s) of the Company
"Domestic Shares"	domestic shares of RMB1.00 each in the registered capital of the Company
"dwt"	dead weight tons, the unit of measurement of weight capacity of vessels, which is the total weight a ship can carry, including cargo, bunkers, water, stores, spare and crew at a specified draft
"Effective Date"	the date on which all the conditions precedent under the Acquisition Agreement have been satisfied (or waived as applicable)
"EGM"	extraordinary general meeting of the Shareholders to be convened by the Company and expected to be no later than 31 December 2006 to consider and, if thought fit, to approve, among other things, the Acquisition Agreement, the New Services Agreement and the Bond Issue
"Group"	the Company and its existing subsidiaries
"Guangzhou Maritime"	[illegible] (Guangzhou Maritime (Group) Co., Ltd*), a wholly owned subsidiary of China Shipping
"H Shares"	H shares of par value RMB1.00 each in the share capital of the Company, being overseas listed foreign invested shares
"HK$"	the lawful currency of Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time
"Independent Board Committee"	Messrs. Xie Rong, Hu Honggao and Zhou Zhanqun, all being independent non-executive Directors, who have been appointed as members of the independent board committee of the Company to advise the Independent Shareholders on, inter alia, how to vote on the resolutions relating to the Transactions
"Independent Financial Adviser"	Evolution Watterson Securities Limited, the independent financial adviser appointed to make the relevant recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, being a registered investment adviser and dealer under the Securities and Futures Ordinance
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates
"New Services Agreement"	the supply of shipping materials and services agreement dated 31 October 2006 between the Company and China Shipping
"PRC"	People's Republic of China
"PRC Domestic Valuer"	[illegible] (DeveChina International Appraisal Co.), an independent valuer recognised by the SASAC
"RMB"	Renminbi Yuan, the lawful currency of the PRC
"SASAC"	[illegible] (State-owned Assets Supervision and Administration Commission of the State Council)
"Services Agreement"	the supply of shipping materials and services agreement dated 3 April 2001 between the Company and China Shipping (as amended by the supplemental agreement dated 8 January 2004 between the Company and China Shipping)
"Shareholder(s)"	shareholder(s) of the Company
"State Price"	the price stipulated from time to time by the relevant pricing authorities of the PRC national government or municipal government of Shanghai Municipality or any PRC governmental body
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the Acquisition and the transactions contemplated under the New Services Agreement
"Valuation Report"	the independent valuation report no. DC(2006)No.166 dated 28 September 2006 issued by the PRC Domestic Valuer
"Vessel Management Agreements"	the agreements dated 27 May 1998 entered into between the Company and each of Guangzhou Maritime and Dalian Shipping (and the supplemental agreements thereof) for the management of 31 and 7 dry bulk cargo carriers owned by Guangzhou Maritime and Dalian Shipping, respectively
"Vessels"	42 vessels to be acquired pursuant to the Acquisition Agreement

* *For identification purpose only*

By Order of the Board
China Shipping Development Company Limited
Yao Qiaoheng
Company Secretary

Shanghai, the PRC
1 November 2006

Note: Unless otherwise specified, the conversion of RMB into HK$ is based on the exchange rate of HK$1.00 = RMB1.03.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zhuochi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

有關收購船舶建議之主要及關連交易
及
可轉債發行建議
及
有關新服務協議之持續關連交易
及
恢復買賣股份

中海發展股份有限公司之財務顧問

CICC
中國國際金融(香港)有限公司

獨立董事委員會之獨立財務顧問

evolution WATTERSON SECURITIES
益華証券有限公司

概要

收購事項

於二零零六年十月三十一日，本公司與中海集團訂立收購協議，以代價人民幣24.7億元(約24億港元)收購船舶之資產及權益。該等船舶包括中海集團32艘在中國註冊及10艘在外國註冊之乾散貨船。收購事項須待下文所述若干先決條件及其他條款達成後，方可作實。待收購事項完成後，本公司將為其現有之79艘乾散
船舶增添42艘合共約140萬載重噸之乾散貨船舶。

就收購事項之融資而言，本公司決定進行債券發行，預期於生效日期後12個月內完成。債券可轉債將向已遵照有關法律及法規登為中國證券登記結算有限責任公司上海分公司開立之證券賬戶之持有人之自然人、法人、證券投資基金及其他投資者(受中國法律及法規禁止者除外)發行發售。現有A股股東因其所持之A
將獲優先權按彼等之A股持股比例認購可轉債。債券發行之所得款項淨額將撥作收購事項之融資，如資金不足將由銀行貸款及／或一般營運資金撥付。當本公司須支付收購事項的款項時，倘如並無發行可轉債或債券發行尚未完成，則本公司將透過銀行貸款及／或一般營運資金支付有關付款。

新服務協議

於二零零六年十月三十一日，本公司亦與中海集團訂立新服務協議，據此，中國海運集團同意就本集團擁有之所有船舶(於收購事項完成後包括船舶在內)之持續經營，向本集團提供若干協定供應品。應付中海集團之協定供應品費用乃參考國家價格、市價或成本(視乎是否適用及獲提供)任何一項釐定。

一般事項

根據香港上市規則，收購事項構成本公司之主要交易。由於中海集團為本公司之控股股東，故根據香港上市規則，交易亦構成本公司之關連交易，並須於臨時股東大會上取得獨立股東批准，方可作實。債券發行亦須於臨時股東大會上取得股東批准，以及於H及A股類別股東大會上分別取得H股股東及A股股東批准
方可作實。有關類別股東大會於臨時股東大會舉行當日舉行。請參閱本公司於同日提供債券發行詳情之公佈。

暫停及恢復股份買賣

應本公司要求，由二零零六年十一月一日上午九時三十分起，H股已暫停於聯交所進行買賣，以待刊發本公佈。本公司已申請由二零零六年十一月二日上午九時三十分起恢復H股買賣。

由於收購事項須待收購協議所載條件達成後方會完成，故收購事項未必進行。有關條件包括(但不限於)取得獨立股東授予之批准及國資委之批准。本公司無法保證所有上述條件均會達成。因此，股東及有意投資者於進行股份買賣時務須格外審慎。

1. 收購協議

背景資料

於一九九八年五月二十七日，本公司與廣州海運及大連海運就多艘乾散貨船之管理訂立船舶管理協議，避免本集團與中國海運集團互相競爭。於二零零四年七月三十日及二零零四年六月二十二日，本公司與廣州海運及大連海運分別訂立兩項補充協議。根據該等協議，本公司獲授購買選擇權，可於船舶管理協議年期屆滿前隨時行使，以根據船舶管理協議收購任何貨船。

船舶管理協議年期屆滿之日期為二零零六年十二月三十一日。然而，收購協議條款亦指明船舶管理協議將盡快終止，根據收購協議，有關船舶之船舶管理協議無論如何須在不遲於有關船舶交付予本公司之日期終止。

於二零零六年十月九日，本公司刊發有關有意擴充船隊之澄清公佈。繼該公佈後，於二零零六年十月三十一日，本公司選擇行使船舶管理協議訂明之購買選擇權，以收購有關之乾散貨船以及其他乾散貨船，因此，雙方訂立收購協議，詳情載列如下。

收購協議之主要條款

日期： 二零零六年十月三十一日

訂約方： 賣方： 中海集團，一家中國國有企業兼本公司控股股東。中國海運集團(包括一家於上海證券交易所上市之公司及一家於聯交所上市之公司)為一大型船務綜合企業，於世界各地營運。

買方： 本公司

將收購之資產：
(a) 32艘合共約972,351載重噸之中國註冊乾散貨船；及
(b) 10艘合共約433,555載重噸之外國註冊乾散貨船。

代價： 人民幣24.7億元(約24億港元)，乃經參考於二零零六年六月三十日由國資委認可之獨立估值師中國國內估值師評定船舶之評估價值釐定。代價可能須根據國資委批准之結果作出調整。倘代價調整之幅度不超過(或等於)代價之百分之二(2%)，則最終代價須相應作出調整。倘代價之調整超過代價之百分之二(2%)，則訂約方須另行磋商最終代價。

董事認為，有關代價乃經公平磋商後釐定，對本公司及股東而言屬公平合理。

付款條款： 代價須分兩期支付：首期人民幣741,000,000元(約719,420,000港元)，即總代價之30%，將於生效日期起計之五個營業日內到期支付，而第二期為人民幣17.29億元(約16.79億港元)，即總代價之70%，連同按中國之商業銀行現行借貸利率計算由生效日期起至付款日期之應計利息，將於生效日期起計一年內到期支付。兩期之實際金額將可能須根據上文所述國資委批准之估值報告之結果作出調整。

先決條件： 收購協議須待達成以下條件後方告生效：
(a) 簽署收購協議；
(b) 董事會及獨立股東在臨時股東大會上批准收購協議擬進行之交易；及
(c) 國資委批准。

上文之先決條件一概不可豁免。於本公佈刊發日期，董事會已簽署及批准收購協議。收購協議無須取得上海證券交易所批准，亦無須待債券發行始行作出。

與船舶有關之財務資料

截至二零零五年十二月三十一日止兩個財政年度，船舶應佔的除稅前及未計非經常項目之未經審核純利分別為人民幣716,700,000元(約695,825,000港元)及人民幣872,117,000元(約846,716,000港元)。採用假設性之稅率15%計算，船舶應佔的除稅及非經常項目後之未經審核溢利分別為人民幣609,195,000元(約591,451,000港元)及人民幣741,299,000元(約791,708,000港元)。

附註： 船舶應佔溢利採用多個不同稅率。謹此說明，船舶應佔溢利採用假設性稅率15%，為假設本公司於有關期間內已收購船舶適用之稅率。計算船舶應佔除稅後溢利採用之假設性稅率為15%，乃根據本公司稅率15%釐定。

根據上海證券交易所之上市規則，本公司須根據適用於中國企業之有關會計原則及財務規則(「中國公認會計原則」)編製，以在中國公開刊發公佈之方式，披露下列與船舶有關之財務資料。根據遵守香港公認會計原則(「香港公認會計原則」)規定之會計政策編製截至二零零三年、二零零四年及二零零五年十二月三十一日止年度，以及截至二零零五年六月三十日及二零零六年六月三十日止期間，與船舶有關之全份會計師報告，將載於本公司向股東發出之通函內。股東應注意，於本公佈呈列根據中國公認會計原則編製與船舶有關之財務資料與本公司向股東發出之通函呈列根據香港公認會計原則編製與船舶有關之財務資料之間或會存在差異。

股東及準投資者依賴本公佈所載之資料買賣本公司H股時務請審慎行事。

根據德豪國際上海眾華滬銀會計師事務所於二零零六年八月十日發出之審閱報告第HZKZ (2006)第2189號，有關船舶於二零零三年、二零零四年、二零零五年、二零零五年一月至六月之期間，以及二零零六年一月至六月之期間之合併收益表如下：

單位：人民幣千元

		二零零三年	二零零四年	二零零五年	二零零五年一月至六月	二零零六年一月至六月
1.	主要業務之收入	1,123,339.58	1,551,462.86	1,828,427.03	977,340.32	876,412.69
	減：經營成本	780,238.33	843,206.60	959,028.02	453,144.00	552,440.92
	商業稅及附加費	24,133.18	32,474.06	40,114.04	19,603.44	21,346.74
2.	主要業務之溢利	318,968.07	675,782.20	829,284.97	504,592.88	302,625.03
	加：其他業務之溢利	2,835.28	2,767.87	2,717.06	1,330.81	–
	減：財務成本	7,494.99	3,128.25	1,391.49	1,408.29	–
3.	經營溢利	314,308.35	675,421.83	830,610.53	504,515.39	302,625.03

船舶詳情

下表載列組成收購事項之乾散貨船之船舶名稱、載重噸及建造年份：

1. 32艘中國註冊乾散貨船

	船舶名稱	載重噸(噸)	建造年份
(1)	大磊山	63,980	1976
(2)	萬壽山	39,837	1989
(3)	東平山	39,837	1990
(4)	碧華山	39,837	1989
(5)	沂蒙山	39,837	1990
(6)	華鎣山	39,837	1989
(7)	大明山	39,840	1989
(8)	飛鳳山	40,015	1997
(9)	紫雲山	33,663	1978
(10)	八達嶺	20,333	1985
(11)	玉龍山	64,446	1980
(12)	昆侖山	56,233	1976
(13)	丹霞山	31,354	1976
(14)	飛霞山	30,801	1975
(15)	雪峰嶺	29,566	1977
(16)	摩星嶺	20,333	1985
(17)	金盤嶺	18,886	1978
(18)	紅旗120	18,886	1979
(19)	紅旗123	18,886	1978
(20)	紅旗124	18,886	1979
(21)	紅旗200	18,886	1980
(22)	紅旗201	19,131	1981
(23)	紅旗202	18,886	1980
(24)	紅旗203	18,886	1980
(25)	紅旗204	19,131	1981
(26)	鼎湖山	39,000	1985
(27)	大嶼山	38,513	1977
(28)	寶旺	20,410	1992
(29)	北極星	27,526	1986
(30)	金匯	15,563	1994
(31)	金滄	15,563	1995
(32)	金瀛	15,563	1993

2. 10艘外國註冊乾散貨船

	船舶名稱	載重噸(噸)	建造年份
(1)	榮聲山	39,840	1991
(2)	銀楊	63,800	1983
(3)	桃花山	40,015	1996
(4)	銀杏	40,181	1996
(5)	銀樟	39,840	1990
(6)	銀櫻	40,181	1996
(7)	銀梅	68,676	1989
(8)	寶興	20,309	1990
(9)	銀楨	39,000	1986
(10)	銀森	41,454	1982

與船舶有關之資產估值

於二零零六年九月二十八日，中國國內估值師就本公司有意收購之乾散貨船發出估值報告。根據該估值報告，於二零零六年六月三十日，船舶之原有賬面值為人民幣2,672,622,158.45元（約2,594,779,000港元），而賬面淨值為人民幣450,846,641.18元（約437,715,000港元）。採用成本法計算之評估價值淨額為人民幣2,172,126,000元（約2,108,860,000港元），相當於升值381.79%。採用市值法計算之評估價值淨額為人民幣2,462,054,000元（約2,390,344,000港元），相當於升值446.10%。鑒於收購事項屬二手船舶交易，故參考二手船舶市價取得之公允價值為人民幣2,462,054,000.00元（約2,390,344,000港元），為估值報告得出之最終價值。

參照估值報告，訂約方按商業基準進行磋商，並協定本公司根據收購協議應付中海集團之代價為人民幣2,470,000,000元（約2,398,058,000港元）。雙方進一步協定根據收購協議之代價可能須根據國資委批准之結果作出調整。倘代價之調整之幅度不超過（或等於）代價之百分之二（2%），則最終代價須相應作出調整。倘代價之調整超過代價之百分之二（2%），則訂約方須另行磋商最終代價。

進行收購事項之原因及好處

董事認為，收購事項將促進本公司乾散貨物運輸業務之發展，因而符合本公司及股東之整體利益，原因如下：

1. 鞏固本公司高踞國內海運市場之領導地位。於收購事項後，本集團將擁有121艘乾散貨船，合共約4,550,000載重噸，較本公司現有之乾散貨船船隊增加船舶42艘，合共增加約140萬載重噸。
2. 拓展本公司在國際市場上的干散貨物運輸業務。本集團之乾散貨物運輸業務現專注於沿海運輸，於二零零五年，本公司之國內運輸及國際運輸業務，分別佔本集團之乾散貨業務之營業額約77%及23%。根據二零零五年本集團乾散貨業務之營業額，倘收購事項獲得批准及船舶收購成功，本公司之國內運輸及國際運輸業務將佔本集團乾散貨業務營業額約73%及27%。中國海運集團之乾散貨物運輸業務之地區分銷分佈更為均衡，於二零零五年，國內運輸及國際運輸業務佔其乾散貨物業務之收益63%及37%。於收購事項後，本公司擁有之乾散貨物船隊之規模將大幅擴大，而國際業務亦隨之擴張。收購事項將使本公司得以拓展其國際乾散貨運輸業務，以及提升其業務組合。
3. 合併計算中國海運集團國內乾散貨業務之財務業績，以及增加管理獎勵。本公司現根據船舶管理協議，就管理中國海運集團之國內乾散貨物運輸業務收取費用。管理費乃參照本公司代管之購乾散貨船產生之載重噸計算，款額僅佔該等船舶產生溢利之若干部份。於收購事項後，本公司可合併計算現根據船舶管理協議管理之乾散貨物運輸業務之財務表現。故此，本公司可增加管理獎勵，可更真實反映管理層之價值。
4. 董事相信，收購事項將增強其乾散貨物運輸業務之資本基礎，並將提高有關業務隨後於債務及資本市場之融資能力。憑藉整合之乾散貨船船隊，預期本公司將可佔更佳優勢，於日後擴充其石油運輸及乾散貨物運輸業務。

因此，董事認為，收購事項對本公司及股東有利且符合本公司及股東之整體利益。

2. **債券發行**

董事會欣然向股東提呈在中國進行金額為人民幣20億元（約1,941,747,573港元）之債券發行。債券發行之所得款項淨額將撥作收購事項之融資，如資金不足將由銀行貸款及／或一般營運資金撥付。當本公司須支付收購事項的款項時，假如並無發行可轉債或債券發行尚未完成，則本公司將透過銀行貸款及／或一般營運資金支付有關付款。

預期可轉債將向已遵照有關法律及法規並為中國證券登記結算有限責任公司上海分公司開立之證券賬戶之持有人之自然人、法人、證券投資基金及其他投資者（受中國法律及法規禁止者除外）提呈發售，現有A股股東因其所持之A股將獲優先權按彼等之A股持股比例認購可轉債。可轉債只會於中國公開發售。可轉債之發售文件將不會於香港或向香港公眾人士刊發或傳閱。

可轉債之期限將由發行日期開始，為期五年，每份面值人民幣100元，將以記名形式按面值發行，且不附帶息票。

可轉債將構成本公司之直接無抵押責任，並於任何時候彼此間享有同等權益。本公司將向上海證券交易所申請批准待轉換（如有）可轉債後將予發行之新A股上市及買賣。

按照上市規則第19A.38條規定，本公司須另行召開H股及A股類別股東大會批准債券發行。然而，由於交易與本公司全體股東整體有關，不僅影響某一類別股東之權益，故交易將透過臨時股東大會批准，而不會透過另行舉行類別股東大會之方式批准。就債券發行而言，有關決議案可分為(a)批准債券發行的所得款項用途及(b)可轉債條款。本公司控股股東中海集團須就有關所得款項用途的決議案放棄投票。倘該決議案不獲通過，債券發行將不會繼續進行。除上文所述者外，中海集團可就批准債券發行條款之決議案投票。其他股東於臨時股東大會上無需就批准債券發行放棄投票。

有關債券發行之其他詳情載於本公司於同日刊發之公佈，亦會在實際可行情況下盡快寄發予股東之通函內載列。建議之債券發行須待(i)於臨時股東大會上批准收購協議擬進行之交易；(ii)取得股東於臨時股東大會上批准，以及H股股東及A股股東於他們各自將於臨時股東大會舉行日期同日舉行之類別股東大會上批准；及(iii)取得中國證監會的有關批文，方可作實。

3. **新服務協議**

背景資料

根據服務協議，中海集團（或中國海運集團之其他成員公司）已同意就持續營運之石油運輸業務及乾散貨物運輸業務提供所必需之船用物料及服務，包括船舶塢修及維修保養服務、供應潤滑油、淡水供應、原料、燃油及其他服務，由二零零一年開始，為期十（10）年。聯交所已就直至二零零六年十二月三十一日止三個財政年度之期間進行之持續關連交易，豁免嚴格遵守香港上市規則之有關規定。

待新服務協議之條件達成（或獲豁免，視乎情況而定）後，新服務協議將由二零零七年一月一日生效，並將取代服務協議。新服務協議確保中國海運集團與本集團維持已建立之長期業務關係。

新服務協議之主要條款

日期：　二零零六年十月三十一日

協議方：　甲方：　中海集團
　　　　　乙方：　本公司

所提供之船用物料及服務：

本公司已與中海集團訂立新服務協議，據此，中國海運集團同意向本集團，就本集團所擁有之所有船舶或所租賃之所有光船之持續營運業務，提供若干協定供應品，而於完成收購事項後，將包括船舶。

本集團所擁有之船舶或租賃之光船將獲提供之協定供應品，包括：

1. 為救生艇供應潤滑油、淡水供應、原料、燃油、機電工程、船用物料及維修保養服務；
2. 粉飾船舶及油污處理；
3. 裝置、維修及保養通訊及導航系統服務；
4. 塢修、維修及設備改良；
5. 聘用海員；
6. 為僱員提供膳宿、住宿及服務；
7. 醫療服務（為現有僱員提供）；
8. 雜項管理服務；
9. 代理佣金；及
10. 買賣船舶、配件及其他設備之服務費。

供應船用物料及服務之費用：

協定供應品之費用將參照國家價格釐定。如上文所提述之任何協定供應品未有可供參考之國家價格，則會參照其市價。如無市價，則為中國海運集團就提供有關協定供應品而產生之實際賬面成本計算之價格。

年度上限：

任何財政年度就協定供應品支付之費用總額，將視乎向本集團提供之協定供應品數量。根據新服務協議，協定供應品之年度上限將如下：

截至十二月三十一日止年度	假設收購事項並無完成	假設收購事項於二零零六年十二月三十一日前完成
二零零七年	人民幣3,237,900,000元（約3,143,592,000港元）	人民幣4,090,000,000元（約3,970,874,000港元）
二零零八年	人民幣4,048,900,000元（約3,930,971,000港元）	人民幣4,942,000,000元（約4,798,058,000港元）
二零零九年	人民幣4,576,900,000元（約4,443,592,000港元）	人民幣5,589,000,000元（約5,426,214,000港元）

此等年度上限乃按本公司於截至二零零五年十二月三十一日止過去三個財政年度向中國海運集團支付之實際金額，截至二零零六年六月三十日止六個月之實際款項、管理層預計截至二零零九年十二月三十一日止未來三個年度之船隊營運成本（以及管理層預計國家價格及其他有關市場發展釐定。該三個年度之年度上限增值乃根據（因交付已委託建造之船舶及本公司過往擴充之趨勢導致）運力上之估計增加，以及運力增加導致之營業額估計增加釐定。截至二零零九年十二月三十一日止三個年度之運力，估計分別約為8,990,000載重噸、10,110,000載重噸及13,260,000載重噸。

截至二零零五年十二月三十一日止兩個年度及截至二零零六年六月三十日止六個月，用於協定供應品之金額分別為人民幣1,513,999,000元（約1,469,901,000港元）、人民幣2,208,771,000元（約2,144,438,000港元）及人民幣1,103,156,000元（約1,071,025,000港元）。根據服務協議之條款，協定供應品之平均年度上限根據本公司於有關年度產生之實際營業額計算。截至二零零五年十二月三十一日止兩個年度及截至二零零六年六月三十日止六個月，按本公司於二零零六年六月三十日之財務數字計算，首兩年之年度上限及截至二零零六年六月三十日止六個月之上限分別約為人民幣2,184,685,000元（約2,121,053,000港元）、人民幣2,879,750,000元（約2,795,874,000港元）及人民幣1,552,390,000元（約1,507,175,000港元）。

年期：

新服務協議由二零零七年一月一日開始至二零零九年十二月三十一日止，為期三年。

條件：

新服務協議須待取得獨立股東於臨時股東大會上批准後，方可作實。然而，新服務協議毋須待完成債券發行及／或收購協議後方可作實。誠如上文所述，提呈獨立股東批准之年度上限將於完成收購事項後增加。

生效日期：

新服務協議將自二零零七年一月一日生效，而本公司與中海集團訂立之服務協議亦於當日終止。

訂立新服務協議之原因及好處

新服務協議對於本集團營運海運業務而言至為重要，原因是本集團所擁有之所有船舶將獲提供必需之船用服務及船用供應品，而於完成收購事項後，將包括船舶。總括來說，根據新服務協議提供協定供應品之主要條款及條件，包括定價架構、服務項目及服務標準，均與服務協議者貫徹一致。

新服務協議項下之條款及應付之代價乃經公平原則磋商後及根據正常商業條款達成。

董事（不包括將延遲提供建議直至他們接獲下文所述獨立財務顧問之建議之獨立股東）認為，該協議之條款對獨立股東而言屬公平合理，並符合本公司之利益。

4. **主要交易及關連交易**

根據香港上市規則第14.06(3)條，收購事項構成本公司之主要交易。於本公佈刊發日期，中海集團現實益擁有1,578,500,000股內資股，約佔本公司現有已發行股本的47.46%，故為其控股股東。故此，中海集團為本公司之關連人士（按香港上市規則之涵義），而根據香港上市規則，交易構成本公司之關連交易，須取得獨立股東於臨時股東大會上批准。中海集團（本公司之控股股東）及聯繫人將於臨時股東大會上放棄投票。

獨立董事委員會已獲委任，就交易之條款是否公平合理及交易是否符合本公司及股東之整體利益提供意見。獨立財務顧問已獲委任向獨立董事委員會及獨立股東提供意見。

本公司將遵守香港上市規則之規定，於實際可行情況下盡快向本公司之H股股東寄發通函，當中載有（其中包括）(1)收購協議、新服務協議及債券發行之詳情；(2)獨立董事委員會致獨立股東之函件及其推薦建議；(3)獨立財務顧問函件，當中載有其向獨立董事委員會及獨立股東提供之意見；及(4)臨時股東大會及H股類別股東大會通告。

5. **有關本公司及中海集團之資料**

本公司之業務範疇包括沿海、遠洋及長江貨物運輸、貨櫃運輸、石油運輸、國際客運、船舶租賃、貨物代理及貨運代理業務。中海集團之業務範疇包括進出口業務、貿易、沿海及遠洋貨物運輸、乾散貨物運輸、船舶食物供應、船塢管理及與上文有關之其他服務。

6. **暫停及恢復股份買賣**

應本公司要求，由二零零六年十一月一日上午九時三十分起，H股已暫停於聯交所進行買賣，以待刊發本公佈。本公司已申請由二零零六年十一月二日上午九時三十分起恢復H股買賣。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「A股」 本公司股本中每股面值人民幣1.00元以人民幣認購及買賣，並在上海證券交易所上市之中國上市內資股

「收購事項」 根據收購協議收購船舶之資產

「收購協議」 本公司與中海集團於二零零六年十月三十一日就轉讓船舶之資產而訂立之協議

「協定供應品」 根據新服務協議本公司獲提供之必需船用物料及服務

「聯繫人」 具有香港上市規則賦予該詞之涵義

「董事會」 董事會

「債券發行」 建議發行可轉債

「本公司」 中海發展股份有限公司，於中國註冊成立之股份有限公司，其H股自一九九四年起在主板上市，其A股自二零零二年起在上海證券交易所上市

「中海集團」 中國海運（集團）總公司，一家中國國有企業，為本公司之控股股東，現持有本公司47.46%註冊資本

「中國海運集團」 中海集團及其附屬公司（不包括本集團）

「可轉債」 為數人民幣20億元（約19.4億港元）之債券，可轉換為本公司每股面值人民幣1.00元之新A股

「中國證監會」 中國證券監督管理委員會

「大連海運」 大連海運（集團）公司，中海集團之全資附屬公司

「董事」 本公司董事

「內資股」 本公司註冊資本中每股面值人民幣1.00元之內資股

「載重噸」 載重噸，衡量船舶載重量之單位，即船隻於特定吃水線可運載貨物、燃料、水、物資、備件及船員等之總重量

「生效日期」 收購協議下所有先決條件已獲達成（或獲豁免（如適用））之日期

「臨時股東大會」 本公司將召開之臨時股東大會（預期不遲於二零零六年十二月三十一日召開），以審議並酌情批准（其中包括）收購協議、新服務協議及債券發行

「本集團」 本公司及其現有附屬公司

「廣州海運」 廣州海運（集團）有限公司，中海集團之全資附屬公司

「H股」 本公司股本中每股面值人民幣1.00元之H股，即境外上市外資股

「港元」 香港法定貨幣港元

「香港」 中國香港特別行政區

「香港上市規則」 香港聯合交易所有限公司證券上市規則（經不時修訂）

「獨立董事委員會」 獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生已獲委任為本公司獨立董事委員會成員，就（其中包括）投票贊成或反對有關交易之決議案向獨立股東提供意見

「獨立財務顧問」 獨立財務顧問益華証券有限公司，獲委任就交易向獨立董事委員會及獨立股東作出有關推薦建議，為證券及期貨條例所指之註冊投資顧問及交易商

「獨立股東」 中海集團及聯繫人以外之股東

「新服務協議」 本公司與中海集團於二零零六年十月三十一日訂立之船用物料及服務供應協議

「中國」 中華人民共和國

「中國國內估值師」 中發國際資產評估公司，國資委認可之獨立估值師

「人民幣」 中國法定貨幣人民幣

「國資委」 國務院國有資產監督管理委員會

「服務協議」 本公司與中海集團於二零零一年四月三日訂立之船用物料及服務供應協議（經本公司與中海集團於二零零四年一月八日訂立之補充協議修訂）

「股東」 本公司股東

「國家價格」 中國國家政府或上海市政府之有關定價機關或任何中國政府機關不時訂定之價格

「聯交所」 香港聯合交易所有限公司

「交易」 收購事項及根據新服務協議擬進行之交易

「估值報告」 中國國內估值師於二零零六年九月二十八日發出之DC (2006)第166號之獨立估值報告

「船舶管理協議」 本公司與廣州海運及大連海運各自於一九九八年五月二十七日，分別就管理廣州海運及大連海運所擁有之31艘及7艘乾散貨船訂立之協議（及有關補充協議）

「船舶」 根據收購協議將收購之42艘船舶

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
二零零六年十一月一日

附註： 除另有說明外，人民幣兌港元是按1.00港元＝人民幣1.03元兌換率折算。

於本公佈刊發日期，本公司之董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王現和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。